TIGENIX

Romeinse straat 12, box 2
3001 Leuven
Belgium

December 12, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Suzanne Hayes

Re:                             TiGenix

Registration Statement on Form F-1

File No. 333-208693

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, being the registrant with respect to the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), TiGenix (the “Company”), respectfully requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on December 14, 2016, or as soon as possible thereafter.

Please call Peter Castellon (+44 (20) 7280-2091) of Proskauer Rose LLP, counsel to the Company, as soon as the Registration Statement is declared effective.

Very truly yours,

TIGENIX

By:	/s/ EDUARDO BRAVO

Name:	Eduardo Bravo Fernández de Araoz
Title:	Chief Executive Officer